EXHIBIT 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Kronos Real Estate Investments, Inc.

We hereby consent to the inclusion in the Regulation A Offering of our report dated May 31, 2024, with respect to the consolidated financial statements of Kronos Real Estate Investments, Inc. from April 15, 2024 (inception) to May 31, 2024.

/s/ Assurance Dimensions, LLC

Tampa Bay, FL

August 8, 2024